__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 March 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 March 2003

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	EXCALIBUR NATIONAL PRIVATE SUPER FUND
Date of change	3 MARCH 2003
No. of securities held prior to change	DIRECT – NIL INDIRECT – 23,094
Class	ORDINARY
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$41,035.78
No. of securities held after change	DIRECT – NIL INDIRECT – 33,094
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

NIL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JOHN RALPH NATIONAL PRIVATE SUPERANNUATION FUND
Date of change	4 MARCH 2003
No. of securities held prior to change	DIRECT – 1,000 INDIRECT – 60,535
Class	ORDINARY
Number acquired	5,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,450.00
No. of securities held after change	DIRECT – 1,000 INDIRECT – 65,535
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director's interests in contracts

NIL

Media Release

07 March, 2003

Telstra refutes claims in AFR article

Telstra Chief Executive Officer, Dr Ziggy Switkowski, today stated that claims made in an article published in the *Australian Financial Review* today are misleading and unfounded.

"There is no shareholder-supported proposal from Reach on the table with its banking syndicate at this time," Dr Switkowski said.

"While Reach reports that discussions continue with the banking syndicate constructively, there is still much ground to be covered before any firm proposal could be formulated and considered," he said.

"Telstra supports an outcome that permits Reach to return to improved levels of performance and sees the banks loans repaid, but the conditions for such an outcome have yet to be agreed

"Today's AFR report seems to reference details from negotiations that pre-dated the current situation.

"Telstra has kept the market fully informed as to material developments in the negotiations between Reach and its bankers and will continue to do so," he said.

Media enquiries
Michael Grealy
National Media Office
+61 2 9206 0106

12 March 2003 Joint Announcement

DRAFT

New arrangements for Austar and Telstra

- **Shareholder changes to TelstraClear**
- **Austar and Telstra pay TV heads of agreement**

Austar United Communications Limited (Austar) and Telstra Corporation Limited (Telstra) today announced new arrangements which will allow both companies to leverage their respective strengths for future growth.

Telstra will move to full ownership of the parties' New Zealand joint venture, TelstraClear Limited. In a separate agreement the parties have also agreed in principle to allow Telstra to resell the Austar subscription television service to Telstra customers in regional Australia.

TELSTRACLEAR

Subject to the satisfaction of various conditions including New Zealand Overseas Investment Commission approval, Telstra will acquire full ownership of TelstraClear.

Telstra CEO Dr Ziggy Switkowski said the agreement to purchase the remaining 42 per cent shareholding in TelstraClear for $A 25m ($NZ26.86m) was a reflection of Telstra's confidence in the business.

"TelstraClear is making solid progress towards profitability and has become a significant player in the New Zealand communications market. It's a promising business that brings Telstra's Trans Tasman strength to New Zealand to the benefit of New Zealand customers. This deal demonstrates that New Zealand is a pivotal part of Telstra's long term strategy."

Austar CEO Mr John Porter said "Since its early days, TelstraClear has been about challenging the status quo, and Austar is proud to have been a major part in bringing competition to the New Zealand market. Given where the company is

today, it is a natural point of exit for Austar, particularly as we focus on our core business of providing subscription television services to regional Australia."

Dr Switkowski said there would be no changes to TelstraClear's management team, with the business continuing to be managed in New Zealand and to trade under the well-recognised TelstraClear brand.

Pay TV ARRANGEMENTS

The parties have signed a Heads of Agreement which, subject to regulatory and other approvals, will allow regional Australians to acquire Austar subscription television services with Telstra's telephony services.

Mr Porter said, "As a company that has invested over $1 billion dollars to provide services to regional Australia, we are pleased to be working with Telstra to allow customers to have increased choice and opportunities."

It is expected that the bundling arrangements will be made available later in the year once operational requirements have been finalised.

For Further information

Telstra	Austar
Stephen Morrison	Deanne Weir
National Media Office	Group Director
+61 3 9634 5611	Corporate Development & Legal Affairs
	Austar United Communications
	M: 0402 865 300
	E: dweir@austar.com.au

BACKGROUND

TELSTRACLEAR

TelstraClear Limited is New Zealand's second largest full service communications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors. As at January 2002, TelstraClear serves over 300,000 business and residential customers in every central business district and over 30 regional centres. This represents more than 11% of the New Zealand market through a full voice, data, Internet Protocol and cable TV product range. Created from the acquisition of CLEAR Communications Limited by TelstraSaturn Limited in December 2001, TelstraClear provides a real choice in the New Zealand communications market, and seamless services to trans-Tasman customers. For further information visit www.telstraclear.co.nz

AUSTAR

Austar Communications is Australia's second largest subscription TV operator, providing principally satellite delivered services to regional and rural Australia. Austar bundles mobile telephony and internet services with its television product. In addition, Austar was the first company in Australasia to launch digital interactive television.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CLARK
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 10,000 INDIRECT – 56,135
Class	ORDINARY
Number acquired	2,474
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,168.14
No. of securities held after change	DIRECT – 10,000 INDIRECT – 58,609
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED	
ABN 33 051 775 556	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 800 INDIRECT – 42,961
Class	ORDINARY
Number acquired	9,619
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39,534.09
No. of securities held after change	DIRECT – 800 INDIRECT – 52,580
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – NIL INDIRECT – 37,079
Class	ORDINARY
Number acquired	3,771
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,498.81
No. of securities held after change	DIRECT – NIL INDIRECT – 40,850
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 37,111 INDIRECT – 22,804
Class	ORDINARY
Number acquired	2,176
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,943.36
No. of securities held after change	DIRECT – 37,111 INDIRECT – 24,980
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 10,400 INDIRECT – 10,079
Class	ORDINARY
Number acquired	2,068
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,499.48
No. of securities held after change	DIRECT – 10,400 INDIRECT – 12,147
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK
Date of last notice	7 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – NIL INDIRECT – 33,094
Class	ORDINARY
Number acquired	2,474
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,168.14
No. of securities held after change	DIRECT – NIL INDIRECT – 35,568
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT MANSFIELD
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 20,000 INDIRECT – 60,267
Class	ORDINARY
Number acquired	7,137
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29,333.07
No. of securities held after change	DIRECT – 20,000 INDIRECT – 67,404
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – NIL INDIRECT – 24,408
Class	ORDINARY
Number acquired	2,068
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,499.48
No. of securities held after change	DIRECT – NIL INDIRECT – 26,476
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BILL OWENS
Date of last notice	10 SEPTEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – NIL INDIRECT – 3,845
Class	ORDINARY
Number acquired	3,650
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,001.50
No. of securities held after change	DIRECT – NIL INDIRECT – 7,495
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director's interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH
Date of last notice	7 MARCH, 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN
Date of change	7 MARCH 2003
No. of securities held prior to change	DIRECT – 1,000 INDIRECT – 65,535
Class	ORDINARY
Number acquired	3,569
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,668.59
No. of securities held after change	DIRECT – 1,000 INDIRECT – 69,104
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN

Part 2 – Change of director's interests in contracts

NIL

Telstra

Half-year Report 2003

New ideas, new services,
new opportunities.

Giving our customers an edge.

Financial Calendar 2003

Full-year end	Jun 30
Annual result announced	Aug 28
Ex-dividend share trading starts	Sep 22
Record date for final dividend	Sep 26
Final dividend paid	Oct 31
Annual General Meeting	Nov 14

Note: Timing of events may be subject to change

financial highlights

Telstra has reported strong cash flow and lower capital expenditure through improved capital management for the half-year to December 2002. This has enabled the Telstra Directors to deliver increased dividends to shareholders.

sales revenue

Sales revenue increased by 2.0% to $10,468m mainly due to the inclusion of TelstraClear revenue for the full six-month period.

net profit after minorities

Reported net profit after minorities declined 43.6% to $1,184m. This was mainly due to the write down of our investment in REACH Limited which has taken place in the current half-year. Excluding this accounting adjustment net profit would be $2,149m.

dividend per share

Total dividends per share for the half-year increased 36.4% from 11 cents per share to 15 cents per share due to strong free cash flows.

Dear fellow shareholders,

As the telecommunications industry slowly recovers from recent turbulent conditions, Telstra is emerging well-positioned to serve the demands of all our customers – to do business, access information, ideas and entertainment, to educate, and just to keep in touch.

Overall industry growth is presently constrained, and pressure remains on our financial performance, but Telstra is in great shape to convincingly manage through the uncertain times ahead.

The success of our full service integrated business model together with the quality of our earnings and balance sheet continue to set Telstra apart from its global peers.

We look to the future with confidence, first and foremost because our business – telecommunications – is the future. Exciting new wireless, broadband, entertainment and information products and services will help create that future.

Such innovation along with continued strength in our traditional offerings will underpin a new era of growth.

Financials

Telstra's core business continues to perform steadily.

Free cash flow improved again – up 54 percent. Capital expenditure has been managed down and contributed importantly to the strong cash flows, while at the same time improving service to customers. Expenses are in control.

Dividends are up. Your directors have declared a fully franked interim dividend of 12 cents per share and a fully franked special dividend of 3 cents per share. Our dividend payment for the half totals 15 cents per share, which is 36 percent higher than the previous half. The record date for the dividend is 21 March 2003, with payment to be made on 30 April 2003.

Profit after tax and minorities was $1,184 million for the half, representing a decrease of 44 percent over the prior corresponding period due to the $965 million non-cash write down of the investment in REACH, our Asian infrastructure joint venture company. We are disappointed that this decision was necessary.

It is important to point out, however, that on the formation of REACH, Telstra recorded an accounting profit on the sale of its global wholesale business of $1,700 million and received cash of $680 million as part of the recapitalisation. To date, Telstra is cash positive on this transaction.

First half activity

The six months to 31 December have been a time of intense activity within Telstra.

We announced a number of changes in our organisational framework, realigning the three key customer-facing groups of Telstra Retail, Telstra Mobile and Telstra Country Wide (which received an excellent report card from the Regional Telecommunications Inquiry).

We sold seven office properties for $570 million – a straightforward cash sale that gave us $90 million profit after tax, while we retain the right to continue to occupy the buildings under normal operating leases. We are focusing on our core businesses – and property is not one of them.

We doubled the number of broadband subscribers over the 12 months to December – and we remain on track for one million subscribers by 2005. We increased the value customers receive from a number of Telstra BigPond™ plans, launched the ADSL self-install kit option to add convenience and lower start-up costs (this now accounts for 70 percent of new installations), and introduced the ADSL Customer Service Level Guarantee to provide an automatic credit, if network availability should fall below the 99 percent level.

In our mobiles business, we now have 6.1 million services in operation across both GSM and CDMA networks, using more total minutes and at lower prices.

Innovations in wireless data continue:

– the new Multimedia Messaging Service;
– the award-winning Blackberry service offered over our GSM/GPRS wireless network;
– CDMA 1x – Australia's first fully operational third generation (3G) mobile service; and
– SMS provides new dimensions of mobile functionality scarcely dreamt of a few years ago.

Price rebalancing and bundling of services continued successfully.

number of areas, and the fact that some of the harder decisions and large investments are now behind us. Our full service, integrated business model is the right strategy and is working well. It is pleasing to see the pointless debate about structural separation now off the agenda.

We continue to build on the Telstra brand. According to external independent surveys,

it is the most trustworthy and valuable in Australia.

Our performance in installing services and fixing faults promptly has never been higher and is improving all the time.

We have a premium balance sheet. An exceptionally strong cash flow and disciplined financial settings give us choices to invest for long term returns, particularly to grow strongly in domestic internet-related solutions and improve our position in wireless data and directories businesses.

Australians are embracing the broadband experience in rapidly increasing numbers and we continue to be optimistic about the mobiles business.

The cost control focus will continue. It is unrelenting and based on attacking process inefficiencies and improving the customer experience – not a top-down approach, but a sustainable, grass roots approach.

FOXTEL, our pay TV joint venture, represents a growth opportunity for Telstra. Future digitisation of FOXTEL will bring hundreds of TV channels and interactive TV into households around the nation.

A number of our market segments, in particular consumer and small to medium enterprises, show positive signs for growth, albeit moderate. Looking at our wholesale business, we are encouraged that more new broadband connections over our network are being sought and that industry demand is lifting.

Competition in the corporate and government customer segment remains intense.

On the regulatory front, the key settings are now in place and ongoing regulatory risk is being managed.

None of this is rhetoric. These are facts that present real opportunities for future success. They are cause to view the future of our industry – with Telstra setting the pace – with genuine optimism.

Outlook

In the current environment, Telstra's performance is about balancing and managing six contributing factors – customers, competition, regulators, economy, organisation and investors. We intend to hold to our strategy of continuing our service improvements, enhancing organisational efficiency and relevance, improving processes, cutting costs, building momentum in our revenues and profits and focusing on how to satisfy customer – and shareholder – interests.

While the next few months are more uncertain than any comparable period in recent years because of the pending war, drought, floods and the regional economy, we expect the full year underlying numbers for revenues and EBIT for the 2002/2003 financial year to be similar to 2001/2002. This would be a steady result, and produced in a way that ensures good momentum for 2003/2004.

Robert Mansfield
Chairman

Ziggy Switkowski
Chief Executive Officer and
Managing Director

Retail

Committed to service

Customer Value

Retail continued to improve its service to customers across a range of interactions. These included improvements to billing, reduction in the time it takes to fix faults and to provide new telephone connections and further enhancement to online services.

The revised Customer Service Charter launched in September sets out our service commitments to our customers and includes our second annual performance review, measuring our performance against those service commitments contained in last year's Charter.

Complex Solutions

Servicing the diverse needs of Australians who are geographically spread, from consumers through to corporate and government, Retail provides services and solves our customers' differing requirements. For example, the National Australia Bank (NAB) and the Bank of New Zealand (BNZ), awarded Telstra and TelstraClear one of the largest corporate IT and telecommunications outsourcing contracts in Australia and New Zealand. This agreement is a demonstration of the NAB's and the BNZ's confidence in Telstra and TelstraClear to deliver complex Trans-Tasman managed IT and telecommunications services.

An example of how we cater to the different needs of the community is through Telstra's Priority Assistance program. This service is offered to residential customers who are diagnosed with a life-threatening medical condition and who have no operational telephone service. This policy provides 'Priority Customers' with the highest level of service practicably available at the time of connection or fault repair.

Performance indicators: Half-year ended December	2002	2001	% change
Local calls (number of calls)	5,019,000,000	5,246,000,000	-4.3
National long distance minutes	4,656,000,000	4,578,000,000	1.7
International outgoing minutes	387,000,000	398,000,000	-2.8
Calling number display customers	925,000	855,000	8.2
Fixed line MessageBank® customers	1,434,000	1,440,000	-0.4

Retail mobiles

Vast coverage and reliable network

Wireless Data

Telstra is committed to delivering the most advanced wireless data solutions to customers. Examples include:

- MMS where customers can now take instant photos and send them to email addresses worldwide or another MMS phone; and
- the Blackberry, exclusive to Telstra, is an award-winning wireless technology used by more than 14,000 companies worldwide. Blackberry provides corporate customers with a comprehensive end-to-end wireless solution that includes integrated 'always on' email, phone, SMS and organiser features in one device.

Instant Messaging

Telstra customers are able to engage in PC-to-mobile dialogue in the same manner as the popular PC to PC Instant Messaging. Telstra is currently the only carrier to have partnerships with all three leading instant messaging providers – MSN, Yahoo! and ICQ.

M-Commerce

Customers can now use their mobiles to buy drinks from selected vending machines in Melbourne, Sydney, Brisbane, Perth and Adelaide. Telstra is also trialing M-Commerce parking machines in Melbourne and Sydney in collaboration with local councils.

Networks and Investments

In December, Telstra launched Australia's first fully operational third generation (3G) mobile service for business customers, CDMA 1x. This technology offers powerful data transmission rates that can peak at over 14 times faster than traditional 2G (GSM, CDMA) technologies.

Telstra has been progressing in the expansion of the Australian broadband wireless market with Wireless Local Area Network (WLAN/WiFi) technology. Telstra is the first carrier to have a significant presence in the growing WLAN market.

Telstra's customers were also among the first in the world to gain access to IMEI blocking, an anti-theft technology that protects customer's lost or stolen phones.

Prepaid

By partnering with major Australian retail chains, Telstra's prepaid and communic8 products can be purchased from over 4,400 outlets throughout Australia. Telstra offers a broad handset range with increased functionality, including network-unlocked handsets, music and latest technology handsets.

Performance indicators (approximate):

Half-year ended December	2002	2001	% change
Mobile telephone minutes	3,098,000,000	2,911,000,000	6.4
Mobile telephone customers			
– GSM mobile	5,421,000	5,113,000	6.0
– CDMA mobile	677,000	523,000	29.4
Mobile data revenue	$152,000,000	$103,000,000	47.6

Retail regional, rural & remote

Local presence

Telstra Country Wide continues to ensure Telstra's service levels and business performance outside the major capital cities improves.

Customers benefit from locally based Telstra Country Wide management through improved service delivery, expanded mobile coverage, affordable and accessible narrowband and, increasingly, broadband internet.

Local Presence

Customer contact initiatives in 2002 included the announcement to extend Telstra Country Wide's sales and service areas to include a number of provincial and outer metropolitan areas in Queensland, NSW and Victoria; a network of Telstra Country Shops (a total of 25 are planned by June 2003); and appointing more than 220 authorised agents in small country towns.

Service

Telstra's improved service performance for both new installations and fault repairs throughout Australia was greatest in rural and remote areas, where the company is moving closer to 100 percent compliance for new connections and maintenance as measured within the Customer Service Guarantee (CSG) timeframes.

Internet

We are ensuring high speed internet is available to more Australians through a mix of delivery technologies – ADSL via around 260 ADSL-enabled telephone exchanges in regional centres, ISDN from most exchanges, one-way and two-way satellite (which is universally available), and a new ISDN one-way satellite bundle.

A range of Telstra Country Wide-supported programs help people get the most out of their internet connection, including the joint Telstra-Federal Government Internet Assistance Program, which gives people practical guidance on improving internet speeds.

Mobiles

Mobile telephone coverage has significantly improved through the provision of new mobile base stations, a number being funded under the Federal Government's Networking the Nation Program.

Telstra's CDMA network now covers more than 97 percent of Australia's population – 50 percent greater coverage than the analogue network it replaced.

Performance indicators:	September quarter	2002	2001
New service connections:	Major rural customers	95%	95%
	Minor rural customers	97%	97%
	Remote customers	98%	95%
Fault repairs:	Rural customers	95%	95%
	Remote customers	96%	92%

network technologies

Delivering technology leadership with commerciality

Telstra Technology has more than 2,000 engineering and IT specialists driving the planning, design and deployment of the telecommunications and information technology behind the Telstra products and services our customers use every day.

Whether its innovative features for your home phone, sending pictures from your mobile, super-fast broadband internet or the day-to-day reliability of our telephone network – Telstra Technology delivers the technology to support every Telstra customer.

Through Telstra Research Laboratories (TRL), we also provide an internationally recognised capability for innovation, research and commercialisation of technology. Celebrating 80 proud years of research and development, TRL continues to see beyond today to bring you tomorrow's technology solutions.

infrastructure services

Simplifying processes and infrastructure

Supporting Telstra

Infrastructure Services (IS) continues to deliver improvements in service, from managing and operating the networks, to leading its field and service centre workforces. IS provides the framework to identify and manage customers determined as "priority", under the new regulations to ensure they are properly supported.

Customer Satisfaction

Overall customer satisfaction with our performance was maintained above 75 percent for the half-year, while technicians averaged between 87-96 percent performances.

CSG Performance

Service performance continued to improve since the introduction of the CSG standard five years ago.

Service and Area Management

Key achievements in service management include combined end-to-end accountability for activation and assurance and integration of service management of online products into the network services environment.

The success of area management trials proved the viability of the program, which is expected to deliver benefits including improved delivery of products and services.

Simplifying Telstra's Infrastructure

IS continues to simplify, standardise and manage the Telstra network, exploring new opportunities such as wireless local loop overlays and self-service diagnostics.

Performance indicators (approximate):

Half-year ended December	2002	2001	% change
Basic access lines in service			
Residential	6,270,000	6,290,000	–0.3
Business	2,660,000	2,780,000	–4.3
Domestic wholesale	1,410,000	1,330,000	6.0
Total	10,340,000	10,400,000	–0.6
ISDN access line (equivalents)	1,190,000	1,245,000	4.4

Applications

Convenience of packaging and fast internet access

Leadership in Technology

Our broadband business is on track to meet our target of one million subscribers by 2005.

In September, we reached a major milestone with 200,000 broadband subscribers.

In November, we announced a $10 million investment to bring high speed internet access to more outer metropolitan and regional customers in 2003. The measures include ADSL enabling more than 100 additional exchanges by the end of June 2003 (800 are currently enabled).

We are closer to achieving our vision of 'any device, anywhere, anytime'. Sun Microsystems Inc. was selected to provide a next generation technology environment to further drive development of online customer applications.

The Telstra BigPond web sites were redesigned and the navigation enhanced through easy-to-find product information and a stronger self-help focus for such tasks as lodging applications online. The feedback from visitors and some of our one million customers has been positive.

FOXTEL Packaging

In November, Telstra and FOXTEL commenced a new era of subscription TV and packaged products. These new FOXTEL packages enable customers to purchase FOXTEL subscription TV services from Telstra at the best prices in the market.

Rebranding of Sensis

In August, our wholly owned subsidiary Pacific Access Pty Ltd, launched a new corporate brand and company name – Sensis™ Pty Ltd. The new corporate brand was selected to reflect the company's recent expansion from being solely a Yellow Pages® and White Pages® print directories business, to become a more broadly-based advertising and content services business. The name Sensis was chosen to reflect the core of the business – keeping people in touch.

Performance indicators (approximate):

Half-year ended December	2002	2001	% change
Broadband internet subscribers	222,000	110,000	101.8
Narrowband internet subscribers	1,124,000	1,047,000	7.4
Total BigPond™ subscribers	1,346,000	1,157,000	16.3
Pay TV services in operation (FOXTEL)	809,000	774,000	4.5

Wholesale

Delivering innovative communications solutions as well as network capacity to other telecommunications companies

Delivering Access

Telstra Wholesale delivers voice and data products and services to more than 100 communications companies and is a key part of our strategy for growth.

Telstra Wholesale has responded well to the overall industry slowdown by continuing to support its traditional products while also concentrating on the market's new growth areas – particularly Digital Subscriber Line (DSL) and data products. The rapid growth of broadband products in Telstra demonstrates the success of this strategy.

International

Focus on improving returns in existing investments

Telstra International's focus is on managing the existing investments to achieve appropriate rates of return.

Hong Kong CSL (CSL)

The Hong Kong economy remains flat and the mobile market continues to be competitive, but CSL is performing well in terms of profitability and cashflow.

CSL focuses on growing net profit through the provision of value added services and innovative data applications for its customers.

TelstraClear

TelstraClear's financials are improving steadily and it is focusing on growing its customer base.

TelstraClear has received favourable outcomes with regulatory decisions and commercial negotiations.

REACH

REACH is operating in an environment of excess capacity which has led to sharp declines in data margins. REACH is in discussions with its banks to renegotiate its existing loan facility and provide a pathway back to better financial performance.

China

Telstra is working closely with China Unicom Ltd. to develop joint venture businesses in China.

CSL

- Most profitable mobile operator in HK
- 19 percent subscriber share with value share of 32 percent

REACH

- Asia's largest international carrier of combined voice and data
- Industry characterised by over capacity and price competition
- Bank loan negotiations ongoing

TelstraClear

- Revenue grew 6 percent from prior period
- Leading challenger in New Zealand

selected items from the

statement of financial performance

	6 months to Dec 2002 A$m	6 months to Dec 2001 A$m	change %
Sales revenue	10,468	10,266	2.0
Total revenue (excluding interest) [1]	11,367	10,546	7.8
Total expenses [2] (excluding borrowing costs)	8,817	7,102	24.1
Net borrowing costs [3]	432	350	23.4
Profit before income tax expense	2,118	3,093	(31.5)
Income tax expense	968	992	(2.4)
Net profit	1,150	2,101	(45.3)
Minority interests	34	(3)	N/M
Net profit attributable to Telstra entity shareholders	1,184	2,098	(43.6)
Dividends declared*	1,930	1,415	36.4
Interim dividend per share (cents)*	12.0	11.0	9.1
Special dividend per share (cents)*	3.0	0.0	N/M
Basic earnings per share (cents)	9.2	16.3	(43.6)
Dividend franking percentage at 30 percent tax rate	100%	100%	

* The 31 December 2002 interim and special dividends are scheduled to be paid on 30 April 2003, to shareholders who are registered as a shareholder on 21 March 2003, and will be fully franked at an income tax rate of 30 percent. The income tax payments anticipated to be made relating to earnings in the current year should enable full franking of the final 2003 dividend.

discussion and analysis

1 Total revenue

Up 7.8%

Total revenue (excluding interest) increased by $822m to $11,367m primarily due to:

- an increase in sales revenue by $202m to $10,468m with mobile handsets, fixed to mobiles, and internet and IP solutions being the main areas of growth. The continuing impact of our rebalancing initiatives resulted in an increase in basic access revenues, offset by decreases in local call and national long distance revenues. We have also experienced a decline in ISDN and inbound calling product revenue. The half-year ended 31 December 2002 has also included six months of revenue from our controlled entity TelstraClear Limited. This entity was only acquired by the Telstra Group in December 2001 through an increase in ownership interest, and therefore only one month of consolidated results were included in the previous corresponding half-year; and
- other revenue increased by $620m to $899m primarily driven by the once off sale of seven office properties for $570m.

2 Total expenses

Up 24.1 %

Total expenses (excluding borrowing costs) increased by $1,715m to $8,817m due to:

- an increase in labour expenses by $72m, primarily due to higher restructuring costs and the inclusion of a full six months of labour expense from TelstraClear Limited;
- depreciation and amortisation has increased by $129m due to continued growth in our communications plant asset base and capitalised software development;
- an increase in other expenses by $571m, due mainly to the book value of property, plant and equipment sold, including $439m relating to the sale of our office properties; and
- an increase of $876m in our share of net losses of associates and joint venture entities has resulted in a net loss of $969m for the half-year. The movement is attributable to the write down of the carrying amount of our investment in REACH Limited of $965m.

3 Net borrowing costs

Up 23.4%

Net borrowing costs have increased by $82m to $432m due to lower interest revenue derived from the converting note issued by PCCW compared to the convertible note held in the prior year. Higher borrowing costs have also been incurred due to lengthening of our debt maturing profile.

selected items from the

statement of financial position

	As at Dec 2002 A$m	As at June 2002 A$m
Cash	1,365	1,070
Other current assets	4,680	5,305
Total current assets [1]	6,045	6,375
Property, plant and equipment	23,068	23,421
Other non-current assets	7,700	8,422
Total non-current assets [2]	30,768	31,843
Total assets	36,813	38,218
Current borrowings	2,080	1,895
Current provisions	381	1,903
Other current liabilities	3,816	4,431
Non-current borrowings	11,857	12,481
Other non-current liabilities	3,444	3,402
Total liabilities [3]	21,578	24,112
Shareholders' equity/Net assets	15,235	14,106

selected items from the

statement of cash flows

	6 months to Dec 2002 A$m	6 months to Dec 2001 A$m
Net cash provided by operating activities	2,951	2,856
Net cash used in investing activities	(835)	(1,483)
Free cash flow [4]	2,116	1,373
Net cash used in financing activities [5]	(1,818)	(1,829)
Net increase/(decrease) in cash	298	(456)

discussion and analysis

1 Total current assets

Total current assets decreased by $330m to $6,045m due to:

- an increase in cash by $295m mainly as a result of the strong free cash flow generated in the period;
- receivables decreased by $188m substantially due to the maturity of bank bills and the use of those bills to pay the June 2002 final dividend; and
- other current assets have decreased by $437m primarily due to the sale of seven office properties in August 2002. This portfolio had been reclassified into other current assets at 30 June 2002.

2 Total non-current assets

Total non-current assets decreased by $1,075m to $30,768m due to:

- a decrease in investments accounted for using the equity method of $957m, due to the write down of the carrying amount of our 50 percent interest in REACH Limited;
- a decrease in property, plant and equipment by $353m, primarily due to depreciation charges which have only been partially offset by ongoing capital expenditure; and
- an increase in other non-current assets of $235m, which was primarily due to normal additions to capitalised software (net of depreciation and amortisation) during the period.

3 Total liabilities

Total liabilities decreased by $2,534m to $21,578m due to:

- a decrease in current payables by $385m due to the timing of payments and expenditure associated with redemptions for the Qantas Telstra Visa Card;
- a decrease in current provisions by $1,522m, due to a change in accounting for the recognition of dividends. This change means that a dividend can only be recognised in the period that it is declared. If a dividend is not declared before balance date, it cannot be recognised as a provision, but rather included as an event after balance date;
- a decrease in total borrowings by $439m due mainly to the refinancing and repayment of borrowings as well as the maturity of Telstra bonds. These have been partially offset by a number of new borrowings being entered into; and
- a decrease in current revenue received in advance by $197m due to the timing of invoices relating to Yellow Pages® and White Pages® directories.

4 Free cash flow

Up 54.1%

Free cash flow increased by $743m to $2,116m primarily due to the proceeds from the sale of property, plant and equipment of $692m. Additionally operating capital expenditure (excluding capitalised interest) declined by $132m to $1,530m after continued tight control over our capital expenditure program.

5 Net cash used in financing activities

Net cash used in financing activities remained stable in the current half-year compared to the prior comparative period. Positive free cash flow enabled us to further reduce our debt by $422m and fund the 2002 final dividend payment of $1,415m.

investor information

Access information about your holdings online via the internet

Visit the Telstra Share Registry web site at www.asxperpetual.com.au/telstra and access a wide variety of holding information, make changes to your holding record and download forms.

You can:

- Check your current and previous holding balances
- Find out (and change if necessary) the type of annual report you receive
- Confirm whether you have lodged your Tax File Number (TFN), Australian Business Number (ABN) or exemption
- Check dividend information (instructions and history)
- Enter your email address
- Check the share price
- Request a variety of forms

You can access this information via a secure login using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as well as your surname or company name and postcode.

What forms can I download?

You can download a number of forms, including the change of address notification, deceased estate and dividend instruction forms.

Can I receive company announcements online?

You can receive company communications and announcements via email. Subscription is free.

Can I make email enquiries?

You can make email enquiries via the web site or by emailing the Registrar directly at telstra@asxperpetual.com.au

Have us bank your dividend and distribution payments for you

Dividend payments can be credited directly into any nominated bank, building society or credit union account in Australia. Telstra will allow dividends to be credited to third party accounts, if the appropriate form is completed. To obtain a Request for Direct Credit of Payments form, you can call the Telstra Share Registry on 1300 88 66 77 or visit the web site at www.asxperpetual.com.au/telstra

Retail Shareholder as at 31 December 2002*

Shareholders by State	Number of Shareholders	Number of Shares
Australian Capital Territory	41,500	65,994,259
New South Wales	569,822	1,035,078,185
Northern Territory	9,070	12,620,222
Queensland	266,642	455,186,420
South Australia	138,562	230,548,443
Tasmania	26,332	40,593,411
Victoria	580,704	1,020,251,144
Western Australia	185,459	309,322,315
Total Australia	1,818,091	3,169,594,399

*As at 31 December 2002 includes Australian domicile shareholders holding less than 100,000 shares. Shareholdings of greater than 100,000 are considered institutional shareholders.

contact details

Telstra Corporation Limited

Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges
in Australia, New Zealand (Wellington),
and the USA (New York)

Telstra Switch Board

Australia: 1300 368 387
All Other: +61(8) 8308 1721

Registered Office

Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Douglas Gration
Company Secretary
Ph: +61(3) 9634 6400

Principal Australian Offices

242 Exhibition Street
Melbourne Victoria 3000 Australia
231 Elizabeth Street Sydney
New South Wales 2000 Australia

Investor Relations Unit

Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Wayne Treeby
General Manager
Ph: +61(3) 9634 8632

The Telstra Share Registrar

ASX Perpetual Registrars Limited
PO Box 14300 MELBOURNE
Victoria 8001

Shareholder Enquiries

Australia: 1300 88 66 77
All other: +61(3) 9615 9126
email: telstra@asxperpetual.com.au
web site: www.asxperpetual.com.au/telstra
Facsimile: +61(3) 9615 9911

Web site

The Half-year Report can also be found via Telstra's Investor Relations home page at:
http://www.telstra.com.au/investor

Mini Glossary

ADSL
Asymmetric Digital Subscriber Line – an internet technology that allows simultaneous transfer of voice and data with speeds up to 2 Mbps over network copper lines

CDMA
Code Division Multiple Access – a digital mobile telephone system where no sim card is required

GSM
Global System for Mobile Communications – one of Telstra's two digital mobile networks. GSM covers 95% of the Australian population. This system uses the customers' personal sim card

GPRS
General Packet Radio Service. A 2.5G technology equivalent to an upgrade on the GSM network to support greater data transmission

IMEI
International Mobile Equipment Identity is the equivalent of a serial number. The 15 numbers that make up your IMEI can be found by pressing *#06# on any GSM phone

ISDN
Integrated Services Digital Network – a fully digital service that allows higher quality dial up communications from 64Kbps to 2Mbps

ISP
Internet Service Provider – provider of internet services to the consumer

MMS
Multimedia Messaging Service – technology allowing mobile phone users to send colour photos, audio clips and text from their handsets

PSTN
Public Switched Telephone Network – our national fixed network delivering basic and enhanced telephone services

SIM
Subscriber Identity Module – a smartcard that is inserted into GSM handsets to activate the phone

SMS
Short Messaging Service – refers to the ability to receive and deliver text messages to mobile devices such as the mobile phone

The power of one.®

www.telstra.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED	
ABN 33 051 775 556	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER
Date of last notice	13 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JOHN STOCKER FAMILY TRUST
Date of change	19 MARCH 2003
No. of securities held prior to change	DIRECT – 800 INDIRECT – 52,580
Class	ORDINARY
Number acquired	12,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,750.00
No. of securities held after change	DIRECT – 800 INDIRECT – 65,080
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE.

Part 2 – Change of director's interests in contracts

NIL

Telstra

Credit Suisse First Boston - Asian Investment Conference

'The Power of One'

Dr Ziggy Switkowski

Chief Executive Officer - Telstra Corporation Limited

March 2003

Strong Cash Flow and Dividend Growth

- Underlying Result

($ billions except EPS/DPS)(1)	1H02	1H03	% Δ
Sales Revenue	10.2	10.2	(0.1)
Operating Expenses	5.2	5.2	(0.1)
EBITDA	5.2	5.2	(0.9)
EBIT	3.6	3.5	(3.3)
NPAT & MI	2.3	2.2	(4.1)
EPS (cents)(2)	17.5	16.8	(4.1)
DPS (cents)(3)	**11.0**	**15.0**	**36.4**
Free Cash Flow	**1.4**	**2.1**	**54.1**
Operating Capex	**1.7**	**1.6**	**(7.9)**
Reported Sales	10.3	10.5	2.0
Reported EBIT	3.4	2.6	(25.9)

1 Underlying result enables a like for like comparison between accounting periods. See normalisation schedule attached to the Financial Highlights for detailed adjustments

2 Based on 12,867 million shares

3 Includes a 3 cent special dividend

Telstra

Differentiating Telstra

- Full service model
  - Service Excellence
  - Bundling
- Growing PSTN revenues
- Effective wholesale model
- Yield# 5.8%
- Capital management - pro active consideration
- Strong free cashflow
- Rigorous CAPEX management
- Balance sheet strength = strong credit rating AA- (S&P)

Full Service Integrated Telecommunications Company

calculated @ 19 March 2003, using dividends paid or payable in year ending 30 June 2003

Telstra

Multiple Strong Businesses


Basic Access
13%*
79%
Local
15%*
78%
Domestic LD
70%
International LD
54%
Mobile
46%
Data**
77%
Pay TV
57%
Directories
95%
Narrowband
26%
Broadband
66%
Telstra share
Other
Resold

Source: Product Management Estimates

Strength through diverse service offerings

Telstra

* Approx. % of local calls/basic access resold over Telstra's network **includes ISDN where Telstra is the main provider

Balanced Customer Base#



Wholesale
13%
SME
13%
Consumer
45%
Enterprise
29%



Revenue Change 1H03 Compared with 1H02
Consumer
5%
Enterprise
-5%
SME
6%
Wholesale
-3%

Strength through customer reach

excludes Sensis and International

Telstra

Diverse Revenue[1] Streams


Inbound Calling Products 2%
Data & Internet 14%
Intercarrier Services 6%
Solutions Management 2%
Various Controlled Entities 7%
Other Sales & Service* 5%
Basic Access 15%
Local Calls 8%
PSTN Value Added Services 1%
National Long Distance 6%
Fixed to Mobile 7%
International Direct 2%
Directory Services 7%
Mobiles 18%

1H03 Sales Revenues $AUD 10.2 billion

Strength through diversity

1. Relates to underlying sales revenue

*Other Sales & Service includes other sales & service, payphones & customer premise equipment

Telstra

Single Bill & Bundling Driving Consumer Segment Growth


• Package
• Single bill
FOXTEL


Customers - millions
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Single Bill
Consumer Packages
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May '02
July '02
Sep '02
Nov '02

Single bill and bundling reduces churn by half

Revenue per Access Line Increasing


p.a
$820
$780
$740
$700
$660
$620
$580
$540
$500
Mar-02
Jun-02
Sep-02
Dec-02

Quarterly revenues annualised

Innovation & pricing driving growth in a mature business stream

Mobiles Model Delivers

Decline in SACs* 02/03 due to reduction in handset subsidies (subsidies used tactically)



$256
- 48%
$133
1H 2002
1H 2003

Strongly increasing EBIT & cash flow



+29%
+10%
$574m
$743m
$720m
$794m
Cash Flow
EBIT

Strong margins and cash flow

Telstra

Organisational Alignment & Cost Management



CEO
Consumer & Marketing
International
Country Wide
Online Media & Wholesale
Business & Government
Networks
Networks
The customer view
Process Management

Process management facilitates cultural change

Migration Impacts Mitigated



'000
'000
Fixed Line & Mobile Subscribers
Internet Subscribers
12000
10000
8000
6000
4000
2000
0
6000
5000
4000
3000
2000
1000
0
Fixed lines
Mobile SIOs
Internet subs
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

Unique circumstances & planning facilitates managed migration

Telstra

Telstra's cash flow – how used


Cash generated*
Where it went
$2,550m
$1,703m
$965m
-$215m
$839m
$502m
$1,546m
$1,415m
$403m
$298m
EBIT
Depn & Amort
Reach Write down
Other**
Tax paid
Net Interest paid
CAPEX
Dividends
Net Debt
Retained Cash

*= Cash from operations before interest and tax paid plus cash proceeds from asset sales

**= Dividends received plus movements in working capital & remaining non-cash items required to derive operational cash flows

Solid Yield with Premium Characteristics



Dividend Yield (%)
8
7
6
5
4
3
2
1
Telstra
France Telecom
Telecom Italia
Telecom NZ
SBC Communications
AT&T
Sprint FON
Verizon
Singapore Telecom
Deutsche Telekom
Bell South Corp
British Telecom
Korea Telecom
Portugal Telecom
NTT Group
BB+
BBB-
BBB
BBB+
A-
A
A+
AA-
Rating

Shareholder value in low growth environment

As at 10/2/03

Outlook

Issues under close Management

- Regulatory environment
- Further cost reductions
- Reach
- Growth - catalysts

Full Year Financials

- Underlying revenue and EBIT numbers expected to be broadly similar to fiscal 2002
- Margins to be maintained
- Core CAPEX - \$3.2bn to \$3.3bn FY 2003, \$3bn FY 2004

Company Focus: Share & Margin Stability, Productivity & Cashflow

Telstra